Exhibit 1

Westpac Banking Corporation
ABN 33 007 457 141

3 February 2009

The Manager

Company Announcements

ASX Limited

20 Bridge Street

Sydney NSW 2000

Dear Sir / Madam

Westpac Share Purchase Plan Results

Westpac Banking Corporation (Westpac) today announced the results of its Share Purchase Plan (SPP).

The SPP offer closed at 5.00pm (Sydney time) on Friday, 30 January 2009. Applications for approximately A$442 million worth of new fully paid Westpac ordinary shares (Westpac Shares) were received from eligible shareholders. Successful applicants will be issued the full dollar amount of Westpac Shares for which they applied, at an issue price of A$15.26 for each Westpac Share.

Under the SPP terms and conditions, the issue price was determined as the lower of A$16.00 (the price of the institutional placement conducted in December 2008) and the average of the daily volume weighted average market price of Westpac shares traded on the five trading days commencing on 23 January 2009 to, and including, 30 January 2009 (VWAP Price). The VWAP Price was A$15.26.

Westpac Shares will be allotted on 11 February 2009 and holding statements are expected to be mailed to participating shareholders by 18 February 2009.

If shareholders have any questions about the SPP or their application they should contact Westpac’s share registry, Link Market Services Limited on 1800 180 497 (toll free within Australia) or +61 2 8280 7195 (from outside Australia).

Alex Crompton

Acting Head of Group Secretariat